UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL INC.

(Name of Subject Company (Issuer))

HEXAGON AB

(Names of Filing Persons (as Offeror))

Common Shares	669954109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Edwin S. Maynard, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

With a Copy to

Brett Cooper, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105-2625

(415) 773-5918

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*                 In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Schedule TO-C contains the following three exhibits:

Exhibit A — a press release relating to Hexagon AB’s proposed acquisition of NovAtel Inc., announced on October 8, 2007.

Exhibit B — a PowerPoint presentation that accompanied a conference call with Hexagon’s Chief Executive Officer and President Ola Rollén to discuss Hexagon’s proposed acquisition of NovAtel Inc.

Exhibit C — the transcript of a conference call with Hexagon’s Chief Executive Officer and President Ola Rollén to discuss Hexagon’s proposed acquisition of NovAtel Inc.